As filed with the U.S. Securities and Exchange Commission on April 20, 2016
Registration No. 333- 209619

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-14

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Pre-Effective Amendment No. __	[ ]

Post-Effective Amendment No. 1	[X]
(Check appropriate box or boxes)

ANGEL OAK FUNDS TRUST
(Exact Name of Registrant as Specified in Charter)

One Buckhead Plaza
3060 Peachtree Road NW, Suite 500
Atlanta, Georgia 30305
 (Address of Principal Executive Offices)

Registrant’s Telephone Number, including Area Code: (404) 953-4900

Dory S. Black, Esq.
c/o Angel Oak Capital Advisors, LLC
3060 Peachtree Road NW, Suite 500
Atlanta, Georgia 30305
 (Name and Address of Agent for Service)

WITH A COPY TO:

Douglas P. Dick
Stephen T. Cohen
Dechert LLP
1900 K Street NW
Washington, DC 20006

This post-effective amendment No. 1 to the Registration Statement on Form N-14 of the Registrant is being filed solely to provide Exhibit 12 to Part C of the Registration Statement previously filed with the Commission on March 28, 2016.

It is proposed that this filing will become effective immediately upon filing pursuant to Rule 462(d) under the Securities Act of 1933, as amended.

PART C

OTHER INFORMATION

Item 15.    Indemnification

Reference is made to Article VII, Section III of the Registrant’s Declaration of Trust (incorporated herein by reference), with respect to the Registrant. The general effect of this provision is to indemnify the Trustees, officers, employees and other agents of the Trust who are parties pursuant to any proceeding by reason of their actions performed in their scope of service on behalf of the Trust.

Pursuant to Rule 484 under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant furnishes the following undertaking: “Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.”

Item 16.    Exhibits

Exhibit No.	Exhibit

(1)(a) (1)(b)
Certificate of Trust was previously filed with the Registrant’s Initial Registration Statement on Form N-1A on July 15, 2014 and is incorporated herein by reference.
Declaration of Trust dated June 20, 2014 was previously filed with the Registrant’s Initial Registration Statement on Form N-1A on July 15, 2014 and is incorporated herein by reference.

(2)	By-Laws were previously filed with the Registrant’s Initial Registration Statement on Form N-1A on July 15, 2014 and are incorporated herein by reference.
(3)	Not Applicable.
(4)
Form of Agreement and Plan of Reorganization was previously filed with Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-14 filed on March 28, 2016, and is incorporated herein by reference.

(5)	Instruments Defining Rights of Security Holders are incorporated by reference to the Registrant’s Declaration of Trust and the Registrant’s By-laws.
(6)(a)
Investment Advisory Agreement between the Registrant and Angel Oak Capital Advisors, LLC was previously filed with Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-1A on October 27, 2014 and is incorporated herein by reference.

(6)(b)
Amended Schedule A dated January 13, 2016 to the Investment Advisory Agreement was previously filed with Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-14 filed on March 28, 2016, and is incorporated herein by reference.

(7)(a)
Distribution Agreement between the Registrant and Quasar Distributors, LLC was previously filed with Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-1A on October 27, 2014 and is incorporated herein by reference.

(7)(b)
Amendment dated January 13, 2016 to the Distribution Agreement was previously filed with Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-14 filed on March 28, 2016, and is incorporated herein by reference.

(8)	Not Applicable.
(9)(a)
Custody Agreement between the Registrant and U.S. Bank National Association was previously filed with Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N‑1A on October 27, 2014 and is incorporated herein by reference.

Part C-1

(9)(b)
Amendment dated January 13, 2016 to the Custody Agreement was previously filed with Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-14 filed on March 28, 2016, and is incorporated herein by reference.

(10)(a)
Amended & Restated Distribution and Shareholder Servicing Plan (12b-1 Plan) was previously filed with Post-Effective Amendment No. 10 to the Registrant’s Registration Statement on August 3, 2015 and is incorporated herein by reference.

(10)(b)
Amended & Restated Rule 18f-3 Multiple Class Plan was previously filed with Post-Effective Amendment No. 10 to the Registrant’s Registration Statement on Form N‑1A on August 3, 2015 and is incorporated herein by reference.

(11)
Legal Opinion. Opinion and Consent of Counsel of Dechert LLP regarding the legality of securities being was previously filed with the Registrant’s Registration Statement on Form N-14 on February 19, 2016 and is incorporated herein by reference.

(12)	Opinion of Dechert LLP regarding certain tax matters – filed herewith.
(13)(a)(i)
Fund Administration Servicing Agreement between the Registrant and U.S. Bancorp Fund Services, LLC was previously filed with Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-1A on October 27, 2014 and is incorporated herein by reference.

(13)(a)(ii)
Amendment dated January 13, 2016 to the Fund Administration Servicing Agreement was previously filed with Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-14 filed on March 28, 2016, and is incorporated herein by reference.

(13)(b)(i)
Transfer Agent Servicing Agreement between the Registrant and U.S. Bancorp Fund Services, LLC was previously filed with Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-1A on October 27, 2014 and is incorporated herein by reference.

(13)(b)(ii)
Amendment dated January 13, 2016 to the Transfer Agent Servicing Agreement was previously filed with Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-14 filed on March 28, 2016, and is incorporated herein by reference.

(13)(c)(i)
Fund Accounting Servicing Agreement between the Registrant and U.S. Bancorp Fund Services, LLC was previously filed with Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-1A on October 27, 2014 and is incorporated herein by reference.

(13)(c)(ii)
Amendment dated January 13, 2016 to the Fund Accounting Servicing Agreement was previously filed with Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-14 filed on March 28, 2016, and is incorporated herein by reference.

(13)(d)
Expense Limitation Agreement dated January 13, 2016 between the Registrant and Angel Oak Capital Advisors, LLC was previously filed with Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-14 filed on March 28, 2016, and is incorporated herein by reference.

(14)(a)
Consent of Acquiring Fund’s Independent Registered Public Accounting Firm Cohen Fund Audit Services, Ltd. was previously filed with Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-14 filed on March 28, 2016, and is incorporated herein by reference.

(14)(b)
Consent of Rainier Fund’s Independent Registered Public Accounting Firm Deloitte & Touche LLP was previously filed with Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-14 filed on March 28, 2016, and is incorporated herein by reference.

(15)	Not Applicable.
(16)(a)	Powers of Attorney dated January 13, 2016 were previously filed with the Registrant’s Registration Statement on Form N-14 on February 19, 2016 and are incorporated herein by reference.
(17)(a)
The Annual Report to Shareholders of the Rainier High Yield Fund for the Fiscal Year Ended March 31, 2015 was previously filed by Rainier Investment Management Mutual Funds (File No. 811 08270) on Form N‑CSR with the SEC on June 4, 2015, and is incorporated by reference.

(17)(b)
The Semi-Annual Report to Shareholders of the Rainier High Yield Fund for the Fiscal Period Ended September 30, 2015 was previously filed by Rainier Investment Management Mutual Funds (File No. 811-08270) on Form N-CSR with the SEC on December 1, 2015, and is incorporated by reference.

(17)(c)
Prospectus and Statement of Additional Information of the Rainier High Yield Fund dated July 31, 2015 was previously filed with Post-Effective Amendment No. 53 to the Rainier Trust’s Registration Statement on Form N‑1A (File Nos. 033‑73792 and 811-08270) on June 4, 2015 and is incorporated by reference.

Part C-2

Item 17.    Undertakings

(1)
The undersigned Registrant agrees that prior to any public reoffering of the securities registered through use of a prospectus which is part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, as amended, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by other items of the applicable form.

(2)
The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as part of an amendment to the Registration Statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, as amended, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of securities at that time shall be deemed to be the initial bona fide offering of them.

Part C-3

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed on behalf of the registrant, in the City of Atlanta and the State of Georgia on the 20th day of April, 2016.

Angel Oak Funds Trust By: /s/ Dory S. Black Dory S. Black President

As required by the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated as of April 20, 2016.

Signature	Title

/s/ Alvin R. Albe, Jr.*	Trustee
Alvin R. Albe, Jr.

/s/ Ira P. Cohen*	Trustee
Ira P. Cohen

/s/ Keith M. Schappert*	Trustee
Keith M. Schappert

/s/ Sreeniwas V. Prabhu*	Trustee
Sreeniwas V. Prabhu

/s/ Dory S. Black	President
Dory S. Black

/s/ Daniel Fazioli	Treasurer
Daniel Fazioli

*By: /s/ Dory S. Black
         Dory S. Black
        Attorney-in-Fact pursuant to
         Powers of Attorney

INDEX TO EXHIBIT

Exhibit Number	Description

(12)	Opinion of Dechert LLP regarding certain tax matters